SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement - Resolutions of the 5th Meeting of the Seventh Session of the Board of Directors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 10, 2012	By:	/s/ Wang Zhiqing
Name: Wang Zhiqing
Title: President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 5th Meeting of the Seventh Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 5th meeting (the “Meeting”) of the seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 15 March 2012 by facsimile transmission and mail. The Meeting was held at conference room No.8 of the Company’s main building on 29 March 2012. Of the 12 Directors entitled to attend the Meeting, 10 Directors were in attendance. Mr. Wu Haijun, Vice Chairman, and Mr. Lei Dianwu, Director, were absent due to other business engagements. Mr. Wu Haijun, Vice Chairman, and Mr. Lei Dianwu, Director, appointed Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies. Members of the supervisory committee and the senior management of the Company sat in at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Rong Guangdao, Chairman, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 The President’s work report of 2011 was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 2 The Board’s work report of 2011 was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 3 The 2011 audited financial report was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 4 The 2011 profit appropriation plan was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

In 2011, in accordance with the China Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the Group (the Company and its subsidiaries) amounted to RMB944,414,000, and the net profit of the Company amounted to RMB704,563,000. The Company appropriated RMB70,456,000 or 10% of its net profit as a statutory surplus reserve. In accordance with the China Accounting Standards for Business Enterprises, undistributed profits of the Company as at 31 December 2011 amounted to RMB2,532,261,000 (RMB2,505,952,000 in accordance with International Financial Reporting Standards).

The Board proposed to distribute a dividend of RMB0.50 (including tax) for every 10 shares, totaling RMB360,000,000, based on a total of 7,200 million shares issued as at 31 December 2011. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 5 The Company’s 2011 annual report (full report and its summary) was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 6 The Company’s 2011 Internal Control Assessment Report was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

For details of the report, please refer to the 2011 annual report.

Resolution 7 The Company’s 2011 Report on Fulfilling Social Responsibility was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

For details of the report, please refer to the 2011 annual report.

Resolution 8 The 2012 financial budget report was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 9 The re-appointments of KPMG Huazhen as the Company’s domestic auditor for 2012 and KPMG as the Company’s international auditor for 2012 were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. It was proposed that the annual general meeting of the Company authorizes the Board to determine remuneration of the domestic and international auditors. The resolution will be submitted to the annual general meeting of the Company for consideration.

For details concerning auditors’ remuneration in 2011, please refer to the 2011 annual report.

Resolution 10 The Company’s Internal Control Manual (2011 Edition) was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 11 The amendments to the Articles of Association of the Company and its appendices were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. The Board also authorized the secretary to the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities). The resolution will be submitted to the annual general meeting of the Company for consideration.

For details of the amendments to the Articles of Association of the Company and its appendices, please refer to the appendix of this announcement. Such amendments will be included in the circular to be dispatched to the holders of H shares of the Company on the same day as the notice of 2011 annual general meeting of shareholders being dispatched.

Resolution 12 The resolution on the establishment of the nomination committee was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. The resolution will be submitted to the annual general meeting of the Company for consideration.

Subject to the passing of the above resolution at the annual general meeting of the Company, members of the nomination committee of the seventh session of the Board shall include Mr. Rong Guangdao, Chairman, Mr. Jin Mingda and Mr. Wang Yongshou, both Independent Non-executive Director. Mr. Rong Guangdao shall be the committee’s chairperson.

Resolution 13 The Company’s Rules of Procedure of the Nomination Committee of the Board was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 14 The Company’s Registration and Management System of Persons with Access to Inside Information was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 15 The Company’s Rules of Procedure of the Remuneration and Appraisal Committee of the Board was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 16 The Company’s Rules of Procedure of the Audit Committee of the Board was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 17 The Company’s Working Rules for Independent Directors was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 18 The Company’s Working Rules for Investor Relations was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 19 The Company’s “Information Disclosure Management System” was considered and approved with 12 votes in favor, 0 votes against and 0 votes abstained.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 29 March 2012

As at the date of this announcement, the executive Directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

Appendix: Amendments to the Articles of Association and Its Appendices of Sinopec Shanghai Petrochemical Company Limited

1. Amendments to the Articles of Association

Existing Articles	Amended Articles

Added clause taken as Clause 3 of Article 94 reads:

The external audit firm shall attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditor independence.

Article 114

The Company shall have a board of directors which shall consist of twelve (12) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

There shall be one (1) chairman and one (1) to two (2) vice-chairman.

The board of directors may establish such committees as the strategic planning (development), audit, remuneration and nomination committees based on need. Of these committees, the audit, remuneration and nomination committees shall have independent directors as a majority of its members.

Each specialist committee shall have the following basic responsibilities:

(1)    Major responsibilities of the audit committee are:

(i)     to propose the engagement or removal of external auditor;

(ii)    to oversee the internal audit system of the Company and its implementation;

(iii)  to be responsible for the communications between the internal auditor and the external auditor;

(iv)   to examine and verify the financial information of the Company and the disclosure thereof; and

Article 114

The Company shall have a board of directors which shall consist of twelve (12) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

There shall be one (1) chairman and one (1) to two (2) vice-chairman.

The board of directors may establish such committees as the strategic planning (development), audit, remuneration and appraisal, and nomination committees based on need. Of these committees, the audit, remuneration and appraisal, and nomination committees shall have independent directors as a majority of its members.

Each specialist committee shall have the following basic responsibilities:

(1)    Major responsibilities of the audit committee are:

(i)     to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii)    to oversee the Company’s internal audit policy and the implementation thereof;

(iii)  to be in charge of the communications between the Company’s internal and external auditors;

(iv)   to review the Company’s financial reports and the disclosure thereof;

(v) to examine the internal control system of the Company.

(v)         to review the Company’s internal control system and submit to the board an annual self-assessment report on the Company’s internal control;

(vi)       to review the major connected transactions;

(vii)      to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action; and

(viii)     to perform other duties and powers as assigned by the board.

(2)   Major responsibilities of the remuneration committee are:

(i)     to consider the standards of evaluation of directors and senior officers, to conduct evaluation and to provide recommendations in connection therewith; and

(ii)    to consider and develop the remuneration policies and proposals for the directors and senior officers.

The board of directors shall have one or more directors as executive directors. The executive directors shall be responsible for matters as entrusted by the board.

(2)    Major responsibilities of the remuneration and appraisal committee are:

(i)          to formulate a remuneration policy and an implementation scheme according to the main terms of reference, duties and significance of the management positions of the directors and officers, as well as on the basis of the pay levels for the relevant positions at other relevant companies;

(ii)        to carry out the remuneration policy and the implementation scheme, which primarily comprise performance appraisal standards and procedures, a main evaluation mechanism, award and penalty regimes and standards, etc.;

(iii)       to review and approve the remuneration proposals for the management with reference to the Company’s business goals and objectives set by the Board;

(iv)       to review the performance of duties by the directors and officers of the Company and to conduct annual performance appraisals thereof;

(v)         to review and approve compensation payable to executive directors and officers of the Company for any loss or termination of office, or compensation arrangements in connection with the dismissal or removal of directors of the Company for misconduct to ensure that such compensation or compensation arrangements are consistent with contractual terms or are otherwise fair and not excessive;

(vi) to ensure that no director or any of his directly interested parties thereof is involved in deciding his own remuneration; and (vii) to perform other duties and powers as assigned by the board.

(3)  Major responsibilities of the nomination committee are:

(i)          to examine the criteria, procedures and methods for the selection of directors and officers and to submit the same to the board for consideration;

(ii)        to review the structure, size and composition of the board (including the skills, knowledge and experience) at least annually and to make recommendations on any proposed changes to the board to complement the Company’s corporate strategies;

(iii)       to identify candidates with appropriate qualifications to act as directors and to select and nominate such candidates;

(iv)       to conduct an investigation into the candidates for directorships and the position of general manager and to recommend to the board;

(v)         to make recommendations to the board on the appointment or re-appointment of directors and succession planning for directors (especially the chairman and the general manager);

(vi)       to assess the independence of independent non-executive directors;

(vii)      to conduct fact-finding investigations into the candidates for other management positions as proposed by the general manager and to offer opinions on such investigations to the board;

(viii)     to search for candidates available for employment in the domestic and overseas human resources markets and within the Company and to make recommendations to the board;

(ix)       to perform other duties as assigned by the board; and

(x)         to perform other duties as assigned by the securities regulatory authorities in places where the Company is listed.

The board of directors shall have one or more directors as executive directors. The executive directors shall be responsible for matters as entrusted by the board.

Clause 2 of Article 116

Directors shall be elected by shareholders at shareholders’ general meetings. The term of office of the directors shall be three (3) years, which commences from the date on which such directors serve their term of office until the end of the current session of the board of directors. The directors may be re-elected after the expiration of their term, however independent directors may not serve for terms exceeding six (6) years

Clause 2 of Article 116

Directors shall be elected by shareholders at shareholders’ general meetings. The term of office of the directors shall be three (3) years, which commences from the date on which such directors serve their term of office until the end of the current session of the board of directors. The directors may be re-elected after the expiration of their term, however independent directors may not serve for terms exceeding six (6) years. Serving more than nine (9) years could be relevant to the determination of a non-executive director’s independence. If an independent non-executive director serves more than nine (9) years, his further appointment should be subject to a separate resolution to be approved by shareholders. The papers to shareholders accompanying that resolution should include the reasons why the board believes he is still independent and should be re-elected.

Added the following four clauses taken as 19th – 22nd items of Clause 1 of Article 125 read:

(19)      to develop and review the Company’s policies and practices on corporate governance;

(20)      to review and monitor the training and continuous professional development of directors and senior management of the Company;

(21)      to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(22)      to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors of the Company;

2. Amendments to the Appendices to the Articles of Association

2.1 RULES OF PROCEDURE FOR SHAREHOLDERS’ GENERAL MEETINGS

Existing Articles	Amended Articles

Added a clause taken as Clause 3 of Article 57 reads:

The external audit firm shall attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditor independence.

2.2 RULES OF PROCEDURE FOR BOARD OF DIRECTORS’ MEETINGS

Existing Articles	Amended Articles

Article 3

The Board shall establish strategy, audit, nomination, remuneration, evaluation, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Any of these special committees shall comprise directors only and the majority of their members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Each specialist committee shall have the following basic responsibilities:

(1)    Major responsibilities of the audit committee are:

(i)          to propose the engagement or removal of external auditor;

(ii)        to oversee the internal audit system of the Company and its implementation;

(iii)       to be responsible for the communications between the internal auditor and the external auditor;

(iv)       to examine and verify the financial information of the Company and the disclosure thereof; and

(v)         to examine the internal control system of the Company.

Article 3

The Board shall establish audit, nomination, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Any of these special committees shall comprise directors only and the majority of their members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Each specialist committee shall have the following basic responsibilities:

(1)    Major responsibilities of the audit committee are:

(i)     to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii)    to oversee the Company’s internal audit policy and the implementation thereof;

(iii)  to be in charge of the communications between the Company’s internal and external auditors;

(iv)   to review the Company’s financial reports and the disclosure thereof;

(v)    to review the Company’s internal control system and submit to the board an annual self-assessment report on the Company’s internal control;

(vi)       to review the major connected transactions;

(vii)      to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action; and

(viii)     to perform other duties and powers as assigned by the board.

(2)    Major responsibilities of the remuneration committee are:

(i)     to consider the standards of evaluation of directors and senior officers, to conduct evaluation and to provide recommendations in connection therewith; and

(ii)    to consider and develop the remuneration policies and proposals for the directors and senior officers.

(2)    Major responsibilities of the remuneration and appraisal committee are:

(i)          to formulate a remuneration policy and an implementation scheme according to the main terms of reference, duties and significance of the management positions of the directors and officers, as well as on the basis of the pay levels for the relevant positions at other relevant companies;

(ii)        to carry out the remuneration policy and the implementation scheme, which primarily comprise performance appraisal standards and procedures, a main evaluation mechanism, award and penalty regimes and standards, etc.;

(iii)       to review and approve the remuneration proposals for the management with reference to the Company’s business goals and objectives set by the Board;

(iv)       to review the performance of duties by the directors and officers of the Company and to conduct annual performance appraisals thereof;

(v)         to review and approve compensation payable to executive directors and officers of the Company for any loss or termination of office, or compensation arrangements in connection with the dismissal or removal of directors of the Company for misconduct to ensure that such compensation or compensation arrangements are consistent with contractual terms or are otherwise fair and not excessive;

(vi)       to ensure that no director or any of his directly interested parties thereof is involved in deciding his own remuneration; and

(vii) to perform other duties and powers as assigned by the board.

(3)    Major responsibilities of the nomination committee are:

(i)          to examine the criteria, procedures and methods for the selection of directors and officers and to submit the same to the board for consideration;

(ii)        to review the structure, size and composition of the board (including the skills, knowledge and experience) at least annually and to make recommendations on any proposed changes to the board to complement the Company’s corporate strategies;

(iii)       to identify candidates with appropriate qualifications to act as directors and to select and nominate such candidates;

(iv)       to conduct an investigation into the candidates for directorships and the position of general manager and to recommend to the board;

(v)         to make recommendations to the board on the appointment or re-appointment of directors and succession planning for directors (especially the chairman and the general manager);

(vi)       to assess the independence of independent non-executive directors;

(vii)      to conduct fact-finding investigations into the candidates for other management positions as proposed by the general manager and to offer opinions on such investigations to the board;

(viii)     to search for candidates available for employment in the domestic and overseas human resources markets and within the Company and to make recommendations to the board;

(ix)       to perform other duties as assigned by the board; and

(x)         to perform other duties as assigned by the securities regulatory authorities in places where the Company is listed.

Added the following four clauses taken as 18th – 21th items of Article 5 read:

(18)      to develop and review the Company’s policies and practices on corporate governance;

(19)      to review and monitor the training and continuous professional development of directors and senior management of the Company;

(20)      to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(21)      to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors of the Company;

Added one clause taken as Clause 3 of Article 24 reads:

The chairman of the board of directors should at least annually hold meetings with the non-executive directors (including independent non-executive directors) without the executive directors present.